UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K / A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number:  001-33283

EUROSEAS LTD.

(Translation of registrant’s name into English)

4 Messogiou & Evropis Street

151 24 Maroussi, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This amended 6K / A amends a previous Report on Form 6-K filed on October 30, 2025 (the “Original 6K”).  The Original 6K was filed solely due to an administrative error and did not amend or contain any different or additional information to the first of two Reports on Form 6K filed by the Company on October 30, 2025 containing Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025 and the Interactive Data file relating to the materials in such Form 6K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: 31 October, 2025	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer